Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

RESTATED CERTIFICATE OF INCORPORATION

OF

NANOGEN, INC.

a Delaware corporation

NANOGEN, INC., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

FIRST: The name of this corporation is Nanogen, Inc.

SECOND: The Restated Certificate of Incorporation of the corporation, filed on April 17, 1998 and amended by the Certificate of Amendment to the Restated Certificate of Incorporation filed on December 16, 2004 (the “Restated Certificate”), shall be amended as set forth in this Certificate of Amendment.

THIRD: Article IV (A) of the Restated Certificate is amended to read in its entirety as follows:

“Authorized Stock. The total number of shares of all classes of capital stock which the corporation shall have authority to issue is 250,000,000, of which 245,000,000 shares of the par value of one tenth of one cent ($.001) each shall be Common Stock (the “Common Stock”) and 5,000,000 shares of the par value of one tenth of one cent ($.001) each shall be Preferred Stock (the “Preferred Stock”). The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the then outstanding shares of Common Stock, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such Preferred Stock holders is required pursuant to the provisions established by the Board of Directors of this corporation (the “Board of Directors”) in the resolution or resolutions providing for the issue of such Preferred Stock, and if such holders of such Preferred Stock are so entitled to vote thereon, then, except as may otherwise be set forth in this Restated Certificate of Incorporation, the only stockholder approval required shall be the affirmative vote of a majority of the combined voting power of the Common Stock and the Preferred Stock so entitled to vote.”

FOURTH: This Certificate of Amendment and the amendments set forth herein have been duly approved and adopted by the Board of Directors of the corporation in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

FIFTH: This Certificate of Amendment and the amendments set forth herein have been duly approved by the required vote of the stockholders in accordance with Section 242 of the Delaware General Corporation Law. The total number of shares of the corporation entitled to vote on the amendment is 73,126,584 shares of Common Stock. The number of shares voting in favor of the amendment equaled or exceeded the vote required for approval. The percentage vote required for the approval of the amendment was more than 50% of the outstanding shares of Common Stock.

IN WITNESS WHEREOF, the undersigned further declares under penalty of perjury under the laws of the State of Delaware that the matters set forth in this Certificate of Amendment are true and correct of his own knowledge.

Dated: February 1, 2008

NANOGEN, INC.

By:	/s/ William L. Respess
Name: Title:	William L. Respess Secretary